Exhibit 11
Potash Corporation of Saskatchewan Inc.
Computation of Per Share Earnings
for the Years Ended December 31

	2005	2004

A Net income as reported, Canadian GAAP ($ millions)	542.9	298.6
B Items adjusting net income ($ millions)	(10.2)	(8.1)
C Net income, US GAAP ($ millions)	532.7	290.5
D Weighted average number of shares outstanding	108,568,000	107,967,000
E Net additional shares issuable for diluted earnings per share calculation	2,510,000	2,772,000

CANADIAN GAAP
Basic earnings per share (A/D)	5.00	2.77
Diluted earnings per share (A/(D+E))	4.89	2.70

UNITED STATES GAAP
Basic earnings per share (C/D)	4.91	2.69
Diluted earnings per share (C/(D+E))	4.80	2.62